Exhibit 14
Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the captions “Other Service Providers” and “Financial Highlights” in the Registration Statement (Form N-14) and related Joint Proxy Statement/Prospectus of Tortoise North American Energy Corporation and “Independent Registered Public Accounting Firm” and “Form of Agreement and Plan of Reorganization” in the Statement of Additional Information, relating to the reorganization of Tortoise Gas and Oil Corporation into Tortoise North American Energy Corporation and to the incorporation by reference therein of our reports dated January 20, 2009 and February 4, 2009, with respect to the financial statements and financial highlights of Tortoise North American Energy Corporation and Tortoise Gas and Oil Corporation, respectively, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Kansas City, Missouri
July 20, 2009